FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  333-13896

Supplement For the month of October 2011.

Total number of pages: 30

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. INTERIM FINANCIAL STATEMENTS (U.S. GAAP) (English Translation)
RESULTS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2011 (Unaudited) FROM APRIL 1, 2011 TO SEPTEMBER 30, 2011 CONSOLIDATED

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 25, 2011
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
Senior General Manager, Investor Relations

NEWS RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

FOR IMMEDIATE RELEASE

Contact:
Masahiro Nagayasu
Senior General Manager
Investor Relations
+81-75-935-6140
ir@jp.nidec.com

NEWS RELEASE

NIDEC CORPORATION

INTERIM FINANCIAL STATEMENTS (U.S. GAAP)

(English Translation)

RESULTS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2011 (Unaudited)

FROM APRIL 1, 2011 TO SEPTEMBER 30, 2011

CONSOLIDATED

Released on October 25, 2011

NIDEC CORPORATION

Date of Board of Directors’ Meeting for Approving Financial Statements: October 25, 2011

Stock Listings: Tokyo Stock Exchange, Osaka Securities Exchange, New York Stock Exchange

Head Office: Kyoto, Japan

1. Selected Consolidated Financial Performance for the Six Months Ended September 30,

2011 (U.S. GAAP)

(1) Consolidated Results of Operations (unaudited)

	Yen in millions (except for per share amounts)
	Six months ended September 30
	2011	2010
Net sales	¥361,698	¥336,315
Ratio of change from the same period of previous fiscal year	7.5%	25.2%
Operating income	39,544	51,835
Ratio of change from the same period of previous fiscal year	(23.7%)	82.7%
Income from continuing operations before income taxes	33,223	41,609
Ratio of change from the same period of previous fiscal year	(20.2%)	84.7%
Net income attributable to Nidec Corporation	22,529	27,014
Ratio of change from the same period of previous fiscal year	(16.6%)	95.9%
Net income attributable to Nidec Corporation per share -basic	¥163.08	¥193.94
Net income attributable to Nidec Corporation per share -diluted	¥152.49	¥193.22

(2) Consolidated Financial Position (unaudited)

	Yen in millions (except for per share amounts)
	September 30, 2011	March 31, 2011
Total assets	¥750,001	¥748,205
Total equity	393,443	410,506
Nidec Corporation shareholders’ equity	338,337	355,250
Nidec Corporation shareholders’ equity to total assets	45.1%	47.5%
Nidec Corporation shareholders’ equity per share	¥2,468.70	¥2,565.32

2. Dividends (unaudited)

	Yen
	Year ending March 31, 2012 (target)	Year ended March 31, 2011 (actual)
Interim dividend per share	¥45.00	¥40.00
Year-end dividend per share	45.00	45.00
Annual dividend per share	90.00	85.00

Note: Revision of previously announced dividend targets during this reporting period: None

3. Forecast of Consolidated Financial Performance (for the fiscal year ending March 31, 2012)

Yen in millions (except for per share amounts)
Net sales	¥760,000
Operating income	90,000
Income from continuing operations before income taxes	83,500
Net income attributable to Nidec Corporation	55,000
Net income attributable to Nidec Corporation per share-basic	¥399.71

Note: Revision of previously announced financial performance forecast during this reporting period: None

4. Others

  Please refer to "2. Others" on page 17 for detailed information.

(1) Changes in significant subsidiaries (changes in "specified subsidiaries" (tokutei kogaisha) accompanying changes in scope of consolidation) during this period: None

(2) Adoption of simplified accounting methods and accounting methods used specifically for quarterly consolidated financial statements: Yes

(3) Changes in accounting policies, procedures and presentation rules applied in the preparation of the interim consolidated financial statements

1. Changes due to revisions to accounting standards: Yes

2. Changes due to other reasons: Not applicable

(4) Number of shares issued (common stock)

1. Number of shares issued and outstanding at the end of each period (including treasury stock):

145,075,080 shares at September 30, 2011

145,075,080 shares at March 31, 2011

2. Number of treasury stock at the end of each period:

8,024,358 shares at September 30, 2011

6,593,647 shares at March 31, 2011

3. Weighted-average number of shares issued and outstanding at the beginning and end of each period:

138,145,932 shares for the six months ended September 30, 2011

139,290,452 shares for the six months ended September 30, 2010

INDEX

1. Operating and Financial Review and Prospects

(1) Analysis of Operating Results

(2) Financial Position

(3) Business Forecasts for the Fiscal Year ending March 31, 2012

2. Others

(1) Change in significant subsidiaries during this period (due to changes in the scope of consolidation)

(2) Adoption of simplified accounting methods and accounting methods used specifically for quarterly consolidated financial statements

(3) Changes in accounting method in this period

3. Unaudited Consolidated Financial Statements (U.S. GAAP)

(1) Consolidated Balance Sheets

(2) Condensed Consolidated Statements of Income

(3) Consolidated Statements of Cash Flows

(4) Subsequent events

4. Supplementary Information (Six months ended September 30, 2011)

(1)Information by Product Category (unaudited)

(2) Sales by Geographic Segment (unaudited)

(3) Sales by Region (unaudited)

5. Other information (unaudited)

1. Operating and Financial Review and Prospects

(1) Analysis of Operating Results

1. Overview of Business Environment for the Six Months Ended September 30, 2011

In the six months ended September 30, 2011, supply chains in Japan recovered from the disruptions caused by the earthquake in northern Japan in March 2011 recovered at a faster pace than expected, alleviating the concerns prevalent in the first quarter ended June 30, 2011. The global economy, however, was adversely affected by the resurgence of concern over Greece’s financial situation, which rapidly led to a financial crisis in Europe generally, although. Moreover, the serious economic downturn in developed countries began to have a negative impact on newly emerging economies in the second quarter ended September 30, 2011.

Under these circumstances, the Nidec Group has set forth the following priority goals for the fiscal year ending March 31, 2012 as we aspire to work “boldly and straightforwardly towards growth”:

O

Taking on challenges to achieve higher sales and profits,

O

Strengthening the Group’s operations as a global company, and

O

Aggressively entering new growth markets.

Responding to increasing demand for high-efficiency motors, which are used in various applications, including small precision motors as well as mid- and large-size motors for automobile and home appliance and industrial use, which mid- and large-size motors are expected to contribute increasingly to our growth, we have made efforts to increase sales through our “Three New” (New products, New markets, New customers) activities, taking advantage of our expanding global network. As a result of these efforts:

1) Our consolidated net sales for the six months ended September 30, 2011 (“this fiscal first half”) were approximately ¥361,700 million, an increase of approximately ¥25,400 million, or approximately 8%, compared to the same period of the prior year, due to an increase in sales of our products in the "general motors" product category, despite a decrease in sales of some of our products, which were adversely affected by the disruptions to customers' supply chains caused by the earthquake in northern Japan in March 2011. Net income attributable to Nidec Corporation decreased ¥4,485 million, or 16.6%, to ¥22,529 million for this fiscal first half compared to the same period of the prior year. Each of our net sales, operating income, income from continuing operations before income taxes and net income attributable to Nidec Corporations exceeded our most recent forecasts released on July 22, 2011.

2) Our consolidated net sales and operating income for the three months ended September 30, 2011 ("this 2Q") increased compared to the three months ended June 30, 2011 ("this 1Q"). Our operating income ratio for this 2Q improved to 11.1% compared to this 1Q, due to improved profitability in the "small precision motors," "optical and electronic components" and "other" product categories.

3) With respect to our Group companies, we completed our acquisition of all of the outstanding shares in Sanyo Seimitsu Co., Ltd. ("Sanyo Seimitsu") under a share purchase agreement with Sanyo Electric Co., Ltd., and Sanyo Seimitsu was renamed "Nidec Seimitsu Corporation" and became our consolidated subsidiary on July 1, 2011. On October 25, 2011, Nidec Tosok, a Group company listed in Japan, revised upward its financial performance forecasts for the fiscal year ending March 31, 2012, considering the rapid improvement in supply chains that were disrupted by the earthquake in northern Japan in March 2011.

For information on the disruptions to our operations in Thailand caused by the recent floods, see "(3) Business Forecasts for the Fiscal Year ending March 31, 2012" below and our current report on Form 6-K, dated October 21, 2011.

2. Consolidated Operating Results

Consolidated Operating Results for the Six Months Ended September 30, 2011 (“this fiscal first half”) Compared to the Six Months Ended September 30, 2010 (“the same period of the prior year”)

Consolidated net sales increased ¥25,383 million, or 7.5%, to ¥361,698 million for this fiscal first half compared to the same period of the prior year. Operating income decreased ¥12,291 million, or 23.7%, to ¥39,544 million for this fiscal first half compared to the same period of the prior year. Our operating income ratio for this fiscal first half exceeded 10% at 10.9%. The average exchange rate between the U.S. dollar and the Japanese yen for this fiscal first half was ¥79.82 to the dollar, which reflects the appreciation of the Japanese yen against the U.S. dollar of approximately ¥9.13, or 10%, compared to the same period of the prior year. The appreciation of the Japanese yen and other Asian currencies against the U.S. dollar had a negative effect on our net sales and operating income of approximately ¥20,600 million and ¥4,400 million, respectively, for this fiscal first half compared to the same period of the prior year.

Income from continuing operations before income taxes decreased ¥8,386 million, or 20.2%, to ¥33,223 million for this fiscal first half compared to the same period of the prior year. An approximately ¥4,500 million decrease in foreign exchange loss (mainly relating to translation of foreign currency-denominated assets) to approximately ¥5,200 million for this fiscal first half from approximately ¥9,700 million for the same period of the prior year had a positive effect on our income from continuing operations before income taxes for this fiscal first half.

Net income attributable to Nidec Corporation decreased ¥4,485 million, or 16.6%, to ¥22,529 million for this fiscal first half compared to the same period of the prior year.

Our consolidated net sales, operating income, income from continuing operations before income taxes and net income attributable to Nidec Corporations exceeded our most recent forecasts released on July 22, 2011 by approximately ¥1,700 million, ¥2,500 million, ¥700 million and ¥1,500 million, or approximately 0.5%, 7%, 2% and 7%, respectively.

Operating Results by Product Category for This Fiscal First Half Compared to the Same Period of the Prior Year

Small precision motors-

Net sales of small precision motors decreased approximately ¥11,900 million, or 7%, to ¥159,247 million for this fiscal first half compared to the same period of the prior year. This was mainly due to a decrease in sales of our small precision motors for hard disk drives ("HDDs"). The appreciation of the Japanese yen and other Asian currencies against the U.S. dollar had a negative effect on our sales of small precision motors of approximately ¥16,500 million for this fiscal first half compared to the same period of the prior year.

Although the number of units sold of small precision motors for HDDs increased approximately 2%, sales of small precision motors for HDDs decreased approximately 11%, for this fiscal first half compared to the same period of the prior year. Average unit prices of spindle motors decreased approximately 2% on a U.S. dollar basis and 12% on a Japanese yen basis for this fiscal first half compared to the same period of the prior year. The number of units sold of spindle motors for 2.5-inch HDDs increased approximately 8% for this fiscal first half compared to the same period of the prior year, although the number of units sold of spindle motors for 3.5-inch HDDs decreased approximately 5% for this fiscal first half compared to the same period of the prior year. Sales of spindle motors for 2.5-inch and 3.5-inch HDDs decreased approximately 6% and 15%, respectively, for this fiscal first half compared to the same period of the prior year mainly reflecting the negative impact of the appreciation of the Japanese yen against the U.S. dollar.

Net sales of other small precision brushless DC motors decreased approximately 5% for this fiscal first half compared to the same period of the prior year. With respect to Nidec Corporation and its direct-line subsidiaries, sales of other small precision brushless DC motors decreased approximately 15% for this fiscal first half compared to the same period of the prior year. The decrease in net sales of other small precision brushless DC motors were adversely affected by the 10% appreciation of the Japanese yen against the U.S. dollar and a 10% decrease in average unit price on a U.S. dollar basis resulting from a change in the product mix of our small precision DC motors for optical disk drives, although the number of units sold of other small precision brushless DC motors increased approximately 5% for this fiscal first half compared to the same period of the prior year.

Net sales of brushless DC fans decreased approximately 7% for this fiscal first half compared to the same period of the prior year. With respect to Nidec Corporation and its direct-line subsidiaries, sales of brushless DC fans decreased approximately 6% for this fiscal first half compared to the same period of the prior year. The main reasons for the 6% decrease in sales were a decrease in average unit price of approximately 7% on a Japanese yen basis resulting from the 10% appreciation of the Japanese yen against the U.S. dollar, despite an approximately 1% increase in the number of units sold and an increase in average unit price of approximately 4% on a U.S. dollar basis.

Net sales of Nidec Seimitsu, which was newly consolidated on July 1, 2011, were approximately ¥3,900 million and were included in the net sales of the "small precision motors" product category for this fiscal first half.

Operating income of small precision motors decreased approximately ¥9,300 million, or 27%, to ¥25,722 million for this fiscal first half compared to the same period of the prior year. The appreciation of the Japanese yen against the U.S. dollar had a negative impact on operating income of small precision motors of approximately ¥4,900 million for this fiscal first half.

General motors-

Net sales of general motors increased approximately ¥44,800 million, or 93%, to ¥92,900 million for this fiscal first half compared to the same period of the prior year. Sales of general motors for home appliances and industrial use for this fiscal first half increased approximately ¥39,300 million, or 138%, compared to the same period of the prior year, mainly reflecting the sales relating to Nidec Motor Corporation, which we acquired in the second quarter of the prior year, of approximately ¥37,100 million for this fiscal first half. Sales of general motors for automobiles also increased approximately ¥5,500 million, or 28%, for this fiscal first half compared to the same period of the prior year. Within the “general motors for automobiles" product category, sales of general motors for electric power steering by Nidec Corporation and its direct-line subsidiaries increased approximately 73% for this fiscal first half compared to the same period of the prior year.

Operating income of general motors increased approximately ¥2,700 million, or 294%, to ¥3,669 million for this fiscal first half compared to the same period of the prior year. Operating income of general motors for home appliances and industrial use increased for this fiscal first half compared to the same period of the prior year, mainly due to the contribution of Nidec Motor, more than offsetting Nidec Corporation's increased investment cost relating to general motors for automobiles.

Machinery-

Net sales of machinery decreased approximately ¥1,400 million, or 4%, to ¥36,616 million for this fiscal first half compared to the same period of the prior year. The decrease in net sales was mainly due to a decrease in sales of such products as LCD panel handling robots at Nidec Sankyo of approximately ¥900 million, or 5%, a decrease in sales of such product as electronic circuit testing systems for digital equipment at Nidec-Read of approximately ¥500 million, or 7%, a decrease in sales at Nidec Tosok of approximately ¥400 million, or 22%, and a decrease in sales at Nidec-Kyori of approximately ¥400 million, or 11%, for this fiscal first half compared to the same period of the prior year. The decrease in net sales of machinery was partially offset by an increase in sales of such product as peripheral equipment for chip mounters at Nidec Copal of approximately ¥400 million, or 17%, and an increase in sales at Nidec-Shimpo of approximately ¥300 million, or 5%, mainly reflecting increasing demand for machinery in developing countries.

Operating income of machinery decreased to approximately ¥1,200 million, or 19%, to ¥5,105 million for this fiscal first half compared to the same period of the prior year.

Electronic and optical components-

Net sales of electronic and optical components decreased approximately ¥7,100 million, or 11%, to ¥54,957 million for this fiscal first half compared to the same period of the prior year. The decrease was mainly due to a decrease in sales of such products as control device units at Nidec Sankyo of approximately ¥3,500 million, or 20%, a decrease in sales of such products as shutters and unit components at Nidec Copal of approximately ¥3,000 million, or 10%, and a decrease in sales of electronic components, including circuit components and sensors, at Nidec Copal Electronics of approximately ¥500 million, or 4%, for this fiscal first half compared to the same period of the prior year.

Operating income of electronic and optical components decreased approximately ¥3,700 million, or 38%, to ¥5,961 million for this fiscal first half compared to the same period of the prior year. This decrease was primarily due to the decrease in sales, the appreciation of the Japanese yen against the U.S. dollar, and higher raw material prices.

Other products-

Net sales of other products increased approximately ¥1,000 million, or 6%, to ¥17,978 million for this fiscal first half compared to the same period of the prior year. This was primarily due to an increase in sales of automotive parts at Nidec Tosok of approximately ¥1,200 million, or 9%, for this fiscal first half compared to the same period of the prior year, resulting from increasing demand for such parts in China and Europe with orders for such parts from customers who were affected by the supply chain disruptions caused by the earthquake in northern Japan in March 2011 also improving. The increase in net sales of other products were partially offset by a decrease in sales of pivot assemblies for HDDs of approximately ¥600 million, or 49%, for this fiscal first half compared to the same period of the prior year.

Operating income of other products decreased approximately ¥900 million, or 34%, to ¥1,713 million for this fiscal first half compared to the same period of the prior year. This was mainly due to excess fixed costs resulting from a temporary decrease in demand due to disruptions in supply chains caused by the earthquake, which adversely affected Nidec Tosok's customers for the three months ended June 30, 2011, and the decrease in sales of pivot assemblies for HDDs.

Consolidated Operating Results for the Three Months Ended September 30, 2011 ("this 2Q") Compared to the Three Months Ended June 30, 2011 ("this 1Q")

Consolidated net sales increased ¥3,552 million, or 2.0%, to ¥182,625 million for this 2Q compared to this 1Q. Our operating income also increased ¥1,100 million, or 5.7%, to ¥20,322 million for this 2Q compared to this 1Q. Operating income ratio increased 0.4 percentage point from 10.7% for this 1Q to 11.1% for this 2Q. The average exchange rate between the Japanese yen and the U.S. dollar for this 2Q was ¥77.89 to the dollar, an appreciation of the Japanese yen against the U.S. dollar of approximately ¥3.85, or 5%, compared to this 1Q. The average exchange rate between the Japanese yen and the Euro for this 2Q was ¥110.19 to the Euro, an appreciation of the Japanese yen against the Euro of approximately ¥7.21, or 6%, compared to this 1Q. The appreciation of the Japanese yen against the U.S. dollars and Euro had a negative impact on our net sales and operating income of approximately ¥6,300 million and ¥1,500 million, respectively, for this 2Q compared to this 1Q.

Income from continuing operations before income taxes decreased ¥1,919 million, or 10.9%, to ¥15,652 million for this 2Q compared to this 1Q. We recorded a foreign exchange loss of approximately ¥4,000 million for this 2Q, compared to a foreign exchange loss of approximately ¥1,100 million for this 1Q. Net income attributable to Nidec Corporation also decreased ¥1,891 million, or 15.5%, to ¥10,319 million for this 2Q compared to this 1Q.

Operating Results by Product Category for this 2Q compared to this 1Q

Small precision motors-

Net sales of small precision motors increased approximately ¥7,400 million, or 10%, to ¥83,325 million for this 2Q compared to this 1Q.

The number of units sold and sales of spindle motors for hard disk drives ("HDDs") increased approximately 5% and 0.2%, respectively, for this 2Q compared to this 1Q. Average unit prices of spindle motors decreased approximately 4% on a Japanese yen basis, and increased slightly on a U.S. dollar basis, for this 2Q compared to this 1Q. The number of units sold of spindle motors for 2.5-inch HDDs increased approximately 11%, although the number of units sold of spindle motors for 3.5-inch HDDs decreased approximately 3%, for this 2Q compared to this 1Q.

Net sales of other small precision brushless DC motors increased approximately 15% for this 2Q compared to this 1Q, primarily due to an increase in sales at Nidec Sankyo. With regard to Nidec Corporation and its direct-line subsidiaries, sales of other small precision brushless DC motors increased approximately 6% for this 2Q compared to this 1Q due to an approximately 9% increase in average unit price on a U.S. dollar basis and an approximately 1% increase in the number of units sold.

Net sales of brushless DC fans increased approximately 7% for this 2Q compared to this 1Q. With regard to Nidec Corporation and its direct-line subsidiaries, sales of brushless DC fans increased approximately 10% for this 2Q compared to this 1Q, mainly due to an approximately 26% increase in the number of units sold, which was partially offset by an approximately 8% decrease in average unit price on a U.S. dollar basis.

Net sales of Nidec Seimitsu, which was newly consolidated on July 1, 2011, were approximately ¥3,900 million and were included in the net sales of the "small precision motors" product category for this 2Q.

Operating income of small precision motors increased approximately ¥1,700 million, or 14%, to ¥13,708 million for this 2Q compared to this 1Q, primarily due to an increase of operating income of small precision motors for HDDs, an increase of operating income at Nidec Sankyo, and the contribution of the newly consolidated Nidec Seimitsu. The operating income ratio relating to small precision motors increased 0.7 percentage points from 15.8% for this 1Q to 16.5% for this 2Q.

General motors-

Net sales of general motors decreased approximately ¥4,500 million, or 9%, to ¥44,191 million for this 2Q compared to this 1Q. Sales of general motors for home appliances and industrial use decreased approximately ¥4,100 million, or 11%, for this 2Q compared to this 1Q, mainly due to seasonal decreases in sales of general motors for home appliances at Nidec Motor Corporation and Nidec Techno Motors. Sales of general motors for automobiles decreased approximately ¥400 million, or 3%, for this 2Q compared to this 1Q. Within the "general motors for automobiles" product category, sales of products such as general motors for electric power steering at Nidec Corporation and its direct-line subsidiaries increased approximately 7% for this 2Q compared to this 1Q, although sales at Nidec Motors & Actuators decreased approximately 12% for this 2Q compared to this 1Q.

Operating income of general motors decreased approximately ¥800 million, or 34%, to ¥1,453 million for this 2Q compared to this 1Q, mainly due to the decreased sales described above.

Machinery-

Net sales of machinery decreased approximately ¥1,600 million, or 8%, to ¥17,526 million for this 2Q compared to this 1Q. The decrease in net sales was mainly due to a decrease in sales of such products as LCD panel handling robots at Nidec Sankyo of approximately ¥800 million, or 10%, a decrease in sales of such product as electronic circuit testing systems for digital equipment at Nidec-Read of approximately ¥400 million, or 13%, and a decrease in sales at Nidec-Kyori of approximately ¥300 million, or 17%, for this 2Q compared to this 1Q.

Operating income of machinery decreased approximately ¥700 million, or 23%, to ¥2,213 million for this 2Q compared to this 1Q, primarily due to the decreased sales described above.

Electronic and optical components-

Net sales of electronic and optical components increased approximately ¥400 million, or 2%, to ¥27,692 million for this 2Q compared to this 1Q. This was mainly due to an increase in sales of such products as shutters and precision parts at Nidec Copal of approximately ¥1,800 million, or 15%, partially offset by a decrease in sales of such products as circuit components and censers at Nidec Copal Electronics of approximately ¥900 million, or 11%, and a decrease in sales of such products as control device units at Nidec Sankyo of approximately ¥500 million, or 8%, for this 2Q compared to this 1Q.

Operating income of electronic and optical components increased approximately ¥300 million, or 10%, to ¥3,117 million for this 2Q compared to this 1Q.

Other products-

Net sales of other products increased approximately ¥1,800 million, or 22%, to ¥9,891 million for this 2Q compared to this 1Q. This was primarily due to an increase in sales at Nidec Tosok of approximately ¥1,500 million, 25%, for this 2Q compared to this 1Q, resulting from increasing demand for its new automobile component products such as control valves for continuously variable transmission ("CVT") in China and improvements in customers' supply chains.

Operating income of other products increased approximately ¥900 million, or 248%, to ¥1,331 million for this 2Q compared to this 1Q. This was mainly due to the increase in sales at Nidec Tosok.

(2) Financial Position

	As of September 30, 2011	As of March 31, 2011	Inc/dec
Total assets (million)	¥750,001	¥748,205	¥1,796
Total liabilities (million)	356,558	337,699	18,859
Nidec Corporation shareholders’ equity (million)	338,337	355,250	(16,913)
Interest-bearing debt (million) *1	181,642	154,961	26,681
Net interest-bearing debt (million) *2	79,981	60,640	19,341
Debt ratio (%) *3	24.2	20.7	3.5
Debt to equity ratio ("D/E ratio") (times) *4	0.54	0.44	0.10
Net D/E ratio (times) *5	0.24	0.17	0.07
Nidec Corporation shareholders' equity to total assets (%)	45.1	47.5	(2.4)

Notes:

*1: The sum of "short-term borrowings," "current portion of long-term debt" and "long-term debt" in our consolidated balance sheet, including zero-coupon bonds.

*2: “Interest-bearing debt” less “cash and cash equivalents”

*3: “Interest-bearing debt” divided by “total assets”

*4: “Interest-bearing debt” divided by “Nidec Corporation shareholders' equity”

*5: “Net interest-bearing debt” divided by “Nidec Corporation shareholders' equity”

Total assets increased approximately ¥1,800 million to ¥750,001 million as of September 30, 2011, compared to March 31, 2011. This increase was primarily due to an increase of approximately ¥7,300 million in cash and cash equivalents and an increase of approximately ¥5,700 million in trade accounts receivable, which were offset in part by a decrease in property, plant and equipment of approximately ¥12,200 million.

Total liabilities increased approximately ¥18,900 million to ¥356,558 million as of September 30, 2011, compared to March 31, 2011. Our short-term borrowings increased approximately ¥27,300 million to approximately ¥79,400 million as of September 30, 2011, compared to March 31, 2011. The debt ratio increased to 24.2% as of September 30, 2011 from 20.7% as of March 31, 2011. Our debt to equity ratio was 0.54 as of September 30, 2011, compared to 0.44 as of March 31, 2011. Our net debt to equity ratio was 0.24 as of September 30, 2011, compared to 0.17 as of March 31, 2011.

Nidec Corporation shareholders’ equity decreased approximately ¥16,900 million to ¥338,337 million as of September 30, 2011 compared to March 31, 2011, primarily due to an increase in accumulated other comprehensive loss of approximately ¥24,200 million, which reflected an increase in negative foreign currency translation adjustments of approximately ¥22,600 million resulting from the appreciation of the Japanese yen against the U.S. dollar. The decrease in Nidec Corporation shareholders' equity was also due in part to repurchases of treasury stock (representing approximately 1% of our shares issued and outstanding) for approximately ¥8,900 million. The decreases were offset in part by an increase in retained earnings of approximately ¥16,300 million.

Nidec Corporation shareholders' equity to total assets decreased to 45.1% as of September 30, 2011 from 47.5% as of March 31, 2011.

In connection with our acquisition of Nidec Seimitsu in this 2Q, we recorded approximately ¥11,400 million in total assets, including approximately ¥3,200 million in trade accounts receivable, and approximately ¥5,200 million in total liabilities, including approximately ¥3,500 million in trade notes and accounts payable.

Overview of Cash Flow-

(in millions)	For the six months ended September 30, 2011	For the six months ended September 30, 2010	Inc/dec
Net cash provided by operating activities	¥28,578	¥34,487	(¥5,909)
Net cash used in investing activities	(16,669)	(81,325)	64,656
Free cash flow *1	11,909	(46,838)	58,747
Net cash provided by financing activities	3,060	18,969	(15,909)

Note: *1: To supplement our statements of cash flows presented on a GAAP basis, we use non-GAAP measures of cash flows to analyze cash flows generated from our operations. The presentation of non-GAAP free cash flow is not meant to be considered in isolation or as an alternative to net income as an indicator of our performance, or as an alternative to cash flows from operating activities as a measure of liquidity. Our free cash flow is the sum of “net cash flow from operating activities” and “net cash flow from investing activities.”

Cash flow from operating activities for the six months ended September 30, 2011 ("this fiscal first half") was a net inflow of ¥28,578 million. Compared to the six months ended September 30, 2010 ("the same period of the prior year"), our cash inflow from operating activities for this fiscal first half decreased approximately ¥5,900 million. This decrease was mainly due to a decrease in consolidated net income of approximately ¥5,800 million and the negative effect of an increase in trade notes and accounts receivable of approximately ¥5,900 million, which were offset in part by the positive effect of a decrease in inventories of approximately ¥7,700 million, compared to the same period of the prior year.

Cash flow from investing activities for this fiscal first half was a net cash outflow of ¥16,669 million. Compared to the same period of the prior year, our net cash outflow decreased approximately ¥64,700 million. This decrease mainly reflected a cash inflow relating to acquisitions of business, net of cash acquired, for this fiscal first half compared to a cash outflow of approximately ¥52,000 million relating to acquisitions of business, net of cash acquired, for the same period of the prior year. The decrease in our net cash outflow was also due to a decrease in additional purchases of property, plant and equipment of approximately ¥9,100 million.

Our free cash flow, which is the sum of net cash flow from operating activities and net cash flow from investing activities, for this fiscal first half was a positive free cash flow of ¥11,909 million, compared to a negative free cash flow of approximately ¥46,838 million for the same period of the prior year.

Cash flow from financing activities for this fiscal first half was a net cash inflow of ¥3,060 million. Compared to the same period of the prior year, our net cash inflow decreased approximately ¥15,900 million. We had a net increase in short-term borrowings of approximately ¥20,033 million for this fiscal first half compared to a net decrease in short-term borrowings of approximately ¥67,952 million for the same period of the prior year. However, we had no cash inflow from proceeds from issuance of corporate bonds for this fiscal first half compared to approximately ¥100,500 million for the same period of the prior year.

As a result of the foregoing and the impact of foreign exchange fluctuations, the balance of cash and cash equivalents as of September 30, 2011 was ¥101,661 million, an increase of ¥13,869 million from March 31, 2011.

(3) Business Forecasts for the Fiscal Year ending March 31, 2012

For the six months ended September 30, 2011, each of our consolidated net sales, operating income, income from continuing operations before income taxes and net income attributable to Nidec Corporations exceeded our most recent forecasts released on July 22, 2011. However, the business environment in which we operate remains uncertain. The global economy continues to be affected by struggling efforts to seek solutions to the financial crisis in Europe, whose chilling effects on economic activities have begun to spread from developed countries to emerging markets. Also contributing to the uncertainty are the strong Japanese yen and rising raw material and labor costs.

In addition, the large-scale floods that began in October 2011 in Thailand have disrupted supply chains affecting various industries. The operations of some of our manufacturing subsidiaries in Thailand have been affected by the floods, with water flooding into some of our manufacturing facilities. We are currently assessing the extent of the damages and the impact of the floods on our business performance. We plan to disclose developments that we expect to materially affect our business performance in a timely manner.

In light of the continuing appreciation of the Japanese yen against other currencies, we have revised our assumed average exchange rates applicable to the second half of the fiscal year ending March 31, 2011, from U.S.$1 = ¥80 to U.S.$1 = ¥75, and from €1 = ¥110 to €1 = ¥105, respectively.

Based on the foregoing and other factors, our forecasts of consolidated business results published on July 22, 2011 remain unchanged and are again provided as follows:

Forecasts of consolidated results for the fiscal year ending March 31, 2012

Net sales	¥760,000 million	(Up 10.4% from the previous fiscal year)
Operating income	¥90,000 million	(Down 0.6% from the previous fiscal year)
Income from continuing operations before income taxes	¥83,500 million	(Up 5.0% from the previous fiscal year)
Net income attributable to Nidec Corporation	¥55,000 million	(Up 5.1% from the previous fiscal year)

Note:

The exchange rates used for the preparation of the foregoing forecasts are US$1 = ¥75 and €1 = ¥105. The exchange rates between the relevant Asian currencies and the Japanese yen used for the preparation of the foregoing forecasts were determined assuming this U.S. dollar-Japanese yen exchange rate and the Euro-Japanese yen exchange rate.

2. Others

(1) Change in significant subsidiaries during this period (due to changes in the scope of consolidation)

None.

(2) Adoption of simplified accounting methods and accounting methods used specifically for quarterly consolidated financial statements

   (Accounting method relating to corporate income tax and other taxes)

Corporate income tax and other taxes are calculated for the quarterly reporting period based on an estimated annual tax rate which is based on the legal income tax rate.

(3) Changes in accounting method in this period

As of April 1, 2011, NIDEC adopted FASB Accounting Standards Codification™ (ASC) 350 “Intangibles - Goodwill and Other” updated by Accounting Standards Update (ASU) No. 2010-28 “When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts.” ASU 2010-28 modifies

Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. The adoption of this standard did not have a material impact on NIDEC’s consolidated financial position, results of operations or liquidity.

As of April 1, 2011, NIDEC adopted FASB ASC 805 “Business Combinations” updated by ASU No.

2010-29 “Disclosure of Supplementary Pro Forma Information for Business Combinations.” ASU 2010-29 requires a public entity that enters into business combination to disclose pro forma revenue and earnings of the combined entity in the comparative financial statements as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. ASU 2010-29 also expands the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. ASU2010-29 is a provision for disclosure. The adoption of ASU2010-29 did not have any impact on

NIDEC’s consolidated financial position, results of operations and liquidity.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended) about Nidec Corporation and its group companies (the "Nidec Group"). These forward-looking statements are based on the current expectations, assumptions, estimates and projections of the Nidec Group in light of the information currently available to it. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "may," "will," "expect," "anticipate," "estimate," "intend," "plan," "forecast" or similar words. These statements discuss future expectations, identify strategies, contain projections of the results of operations or financial condition of the Nidec Group, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. The Nidec Group cannot promise that the expectations expressed in these forward-looking statements will turn out to be correct. Actual results could be materially different from and worse than our expectations as a result of certain factors, including, but not limited to (i) direct and indirect impact of the floods in Thailand, (ii) direct and indirect impact of the earthquake in northern Japan on March 11, 2011 and subsequent events and developments, including recovery of manufacturing levels and electricity supply shortages in Japan, (iii) the Nidec Group's ability to design, develop, mass produce and win acceptance of its products, (iv) general economic conditions in the computer, information technology, automobile and related product markets, particularly levels of consumer spending, (v) exchange rate fluctuations, particularly between the Japanese yen and the U.S. dollar and other currencies in which the Nidec Group makes significant sales or in which the Nidec Group's assets and liabilities are denominated, (vi) the Nidec Group's ability to acquire and successfully integrate companies with complementary technologies and product lines, including, but not limited to, Nidec Motor and Nidec Seimitsu, (vii) adverse changes in laws, regulations or economic policies in any of the countries where the Nidec Group has manufacturing or other operations, and (viii) the risks identified above.

3. Unaudited Consolidated Financial Statements (U.S. GAAP)

(1) Consolidated Balance Sheets

Assets

	Yen in millions
	September 30, 2011		March 31, 2011		Increase or decrease
	Amount	%	Amount	%	Amount
Current assets:
Cash and cash equivalents	¥101,661		¥94,321		¥7,340
Trade notes receivable	11,817		11,486		331
Trade accounts receivable	159,800		154,091		5,709
Inventories:
Finished goods	39,271		39,477		(206)
Raw materials	25,192		23,303		1,889
Work in progress	23,358		23,405		(47)
Project in progress	1,047		1,108		(61)
Supplies and other	3,417		3,084		333
Other current assets	23,780		22,822		958
Total current assets	389,343	51.9	373,097	49.9	16,246

Investments and advances:
Marketable securities and other securities investments	13,815		15,338		(1,523)
Investments in and advances to affiliated companies	452		588		(136)
Total investments and advances	14,267	1.9	15,926	2.1	(1,659)

Property, plant and equipment:
Land	41,516		41,763		(247)
Buildings	133,469		135,794		(2,325)
Machinery and equipment	281,345		291,664		(10,319)
Construction in progress	11,691		15,434		(3,743)
Sub-total	468,021	62.4	484,655	64.8	(16,634)
Less - Accumulated depreciation	(245,856)	(32.8)	(250,246)	(33.5)	4,390
Total property, plant and equipment	222,165	29.6	234,409	31.3	(12,244)
Goodwill	83,290	11.1	82,107	11.0	1,183
Other non-current assets	40,936	5.5	42,666	5.7	(1,730)
Total assets	¥750,001	100.0	¥748,205	100.0	¥1,796

Liabilities and Equity

	Yen in millions
	September 30, 2011		March 31, 2011		Increase or decrease
	Amount	%	Amount	%	Amount
Current liabilities:
Short-term borrowings	¥79,366		¥52,018		¥27,348
Current portion of long-term debt	825		1,124		(299)
Trade notes and accounts payable	107,526		112,759		(5,233)
Accrued expenses	21,772		22,039		(267)
Other current liabilities	16,524		18,895		(2,371)
Total current liabilities	226,013	30.1	206,835	27.6	19,178

Long-term liabilities:
Long-term debt	101,451		101,819		(368)
Accrued pension and severance costs	11,910		12,824		(914)
Other long-term liabilities	17,184		16,221		963
Total long-term liabilities	130,545	17.4	130,864	17.5	(319)

Total liabilities	356,558	47.5	337,699	45.1	18,859

Equity:
Common stock	66,551	8.9	66,551	8.9	-
Additional paid-in capital	66,847	8.9	66,960	8.9	(113)
Retained earnings	314,742	42.0	298,445	39.9	16,297

Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	(67,754)		(45,162)		(22,592)
Unrealized gains (losses) from securities, net of reclassification adjustments	249		1,066		(817)
Unrealized gains from derivative Instruments qualifying for cash flow hedges	(912)		219		(1,131)
Pension liability adjustments	(219)		(544)		325
Total accumulated other comprehensive income (loss)	(68,636)	(9.2)	(44,421)	(5.9)	(24,215)

Treasury stock, at cost	(41,167)	(5.5)	(32,285)	(4.3)	(8,882)
Total Nidec Corporation shareholders’ equity	338,337	45.1	355,250	47.5	(16,913)
Noncontrolling interests	55,106	7.4	55,256	7.4	(150)
Total equity	393,443	52.5	410,506	54.9	(17,063)
Total liabilities and equity	¥750,001	100.0	¥748,205	100.0	¥1,796

(2) Condensed Consolidated Statements of Income

	Yen in millions
	Six months ended September 30				Increase or decrease		Year ended March 31, 2011
	2011		2010
	Amount	%	Amount	%	Amount	%	Amount	%
Net sales	¥361,698	100.0	¥336,315	100.0	¥25,383	7.5	¥688,530	100.0
Cost of products sold	277,381	76.7	244,573	72.7	32,808	13.4	513,170	74.5
Selling, general and administrative expenses	29,810	8.3	26,927	8.0	2,883	10.7	56,845	8.3
Research and development expenses	14,963	4.1	12,980	3.9	1,983	15.3	27,988	4.1
Operating expenses	322,154	89.1	284,480	84.6	37,674	13.2	598,003	86.9
Operating income	39,544	10.9	51,835	15.4	(12,291)	(23.7)	90,527	13.1

Other income (expenses):
Interest and dividend income	664		469		195		1,063
Interest expenses	(121)		(218)		97		(365)
Foreign exchange gain (loss), net	(5,150)		(9,667)		4,517		(9,197)
Gain (loss) from marketable securities, net	(142)		(206)		64		(238)
Other, net	(1,572)		(604)		(968)		(2,265)
Total	(6,321)	(1.7)	(10,226)	(3.0)	3,905	-	(11,002)	(1.6)
Income from continuing operations before income taxes	33,223	9.2	41,609	12.4	(8,386)	(20.2)	79,525	11.5
Income taxes	(8,273)	(2.3)	(10,475)	(3.1)	2,202	-	(18,533)	(2.6)
Equity in net income (loss) of affiliated companies	4	0.0	4	0.0	0	0.0	6	0.0
Income from continuing operations	24,954	6.9	31,138	9.3	(6,184)	(19.9)	60,998	8.9
Loss on discontinued operations	-	-	(372)	(0.2)	372	-	(3,506)	(0.6)
Consolidated net income	24,954	6.9	30,766	9.1	(5,812)	(18.9)	57,492	8.3
Less: Net income attributable to noncontrolling interests	(2,425)	(0.7)	(3,752)	(1.1)	1,327	-	(5,159)	(0.7)
Net income attributable to Nidec Corporation	¥22,529	6.2	¥27,014	8.0	(¥4,485)	(16.6)	¥52,333	7.6

Note:

Pursuant to ASC 205-20 “Presentation of Financial Statements-Discontinued Operations”, results of discontinued operations were separated as “Loss from discontinued operations” from results of continuing operations. The results of the discontinued operations for the six months ended September 30, 2010 and for the fiscal year ended March 31, 2011 have been reclassified. Therefore, “Information by Product Category”, “Sales by Geographic Segment” and “Sales by Region” in this report have also been retrospectively reclassified.

2. Results for the three months ended September 30

	Yen in millions
	Three months ended September 30				Increase or Decrease
	2011		2010
	Amount	%	Amount	%	Amount	%
Net sales	¥182,625	100.0	¥167,549	100.0	¥15,076	9.0
Cost of products sold	140,094	76.7	122,240	73.0	17,854	14.6
Selling, general and administrative expenses	14,681	8.1	13,607	8.0	1,074	7.9
Research and development expenses	7,528	4.1	6,982	4.2	546	7.8
Operating expenses	162,303	88.9	142,829	85.2	19,474	13.6
Operating income	20,322	11.1	24,720	14.8	(4,398)	(17.8)

Other income (expenses):
Interest and dividend income	320		220		100
Interest expenses	(62)		(86)		24
Foreign exchange gain (loss), net	(4,042)		(4,042)		0
Gain (loss) from marketable securities, net	(138)		(48)		(90)
Other, net	(748)		(260)		(488)
Total	(4,670)	(2.5)	(4,216)	(2.6)	(454)	-
Income from continuing operations before income taxes	15,652	8.6	20,504	12.2	(4,852)	(23.7)
Income taxes	(4,003)	(2.2)	(5,081)	(3.0)	1,078	-
Equity in net income (loss) of affiliated companies	1	0.0	2	0.0	(1)	(50.0)
Income from continuing operations	11,650	6.4	15,425	9.2	(3,775)	(24.5)
Loss on discontinued operations	-	-	(180)	(0.1)	180	-
Consolidated net income	11,650	6.4	15,245	9.1	(3,595)	(23.6)
Less: Net income attributable to noncontrolling interests	(1,331)	(0.7)	(2,014)	(1.2)	683	-
Net income attributable to Nidec Corporation	¥10,319	5.7	¥13,231	7.9	(¥2,912)	(22.0)

<Quarterly financial data for the three months ended September 30, 2011 and June 30, 2011>

	Yen in millions
	Three months ended
	September 30, 2011		June 30, 2011
	Amount	%	Amount	%
Net sales	¥182,625	100.0	¥179,073	100.0
Operating income	20,322	11.1	19,222	10.7
Income from continuing operations before income taxes	15,652	8.6	17,571	9.8
Consolidated net income	11,650	6.4	13,304	7.4
Net income attributable to Nidec Corporation	¥10,319	5.7	¥12,210	6.8

(3) Consolidated Statements of Cash Flows

	Yen in millions
	Six months ended September 30		Increase or decrease	Year ended March 31, 2011
	2011	2010
Cash flows from operating activities:
Consolidated net income	¥24,954	¥30,766	(¥5,812)	¥57,492
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	17,685	15,967	1,718	35,710
Loss on marketable securities, net	142	206	(64)	238
Loss (gain) on sales, disposal or impairment of property, plant and equipment	982	(58)	1,040	545
Equity in net income of affiliated companies	(4)	(4)	0	(6)
Foreign currency adjustments	3,229	3,873	(644)	5,523
Changes in operating assets and liabilities:
(Increase) decrease in notes and accounts receivable	(11,595)	(5,658)	(5,937)	3,995
Increase in inventories	(4,957)	(12,683)	7,726	(15,856)
(Decrease) increase in notes and accounts payable	(612)	2,397	(3,009)	(3,058)
Other	(1,246)	(319)	(927)	(1,499)
Net cash provided by operating activities	28,578	34,487	(5,909)	83,084
Cash flows from investing activities:
Additions to property, plant and equipment	(19,761)	(28,812)	9,051	(55,010)
Proceeds from sales of property, plant and equipment	1,226	316	910	960
Purchases of marketable securities	(207)	(6)	(201)	(12)
Proceeds from sales of marketable securities	314	51	263	72
Acquisitions of business, net of cash acquired	2,687	(52,040)	54,727	(51,594)
Other	(928)	(834)	(94)	(1,358)
Net cash used in investing activities	(16,669)	(81,325)	64,656	(106,942)
Cash flows from financing activities:
Increase (decrease) in short-term borrowings	20,033	(67,952)	87,985	(63,205)
Repayments of long-term debt	(771)	(845)	74	(2,016)
Proceeds from issuance of corporate bonds	-	100,500	(100,500)	100,500
Purchases of treasury stock	(8,882)	(4)	(8,878)	(11,226)
Payments for additional investments in subsidiaries	(454)	(6,375)	5,921	(7,827)
Dividends paid to shareholders of Nidec Corporation	(6,232)	(5,572)	(660)	(11,143)
Dividends paid to noncontrolling interests	(702)	(819)	117	(1,655)
Other	68	36	32	336
Net cash provided by financing activities	3,060	18,969	(15,909)	3,764

Effect of exchange rate changes on cash and cash equivalents	(7,629)	(7,648)	19	(8,894)
Net increase (decrease) in cash and cash equivalents	7,340	(35,517)	42,857	(28,988)
Cash and cash equivalents at beginning of period	94,321	123,309	(28,988)	123,309
Cash and cash equivalents at end of period	¥101,661	¥87,792	¥13,869	¥94,321

(4) Subsequent events

Domestic commercial paper

On October 7, 2011, our Board of Directors declared a domestic commercial paper program up to ¥100,000 million. On the same day, we entered into a consignment contract with Sumitomo Mitsui Banking Corporation to design and facilitate the operations of the program . On October 25, 2011, we issued a domestic commercial paper which as part of the ¥100,000 million authorized by the Board on October 7, 2011.

Flood damages to us in Thailand

In October 2011, some of our manufacturing subsidiaries in Thailand have halted their operations due to inundation and power outages caused by the floods in Thailand. Currently, the exact amount of damage and the impact of the floods on the any impact on our consolidated financial position, results of operations and liquidity are difficult to assess.

4. Supplementary Information (Six months ended September 30, 2011)

(1)Information by Product Category (unaudited)

	Yen in millions
	Six months ended September 30, 2011
	Small precision motors	General motors	Machinery	Electronic and Optical components	Other	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥159,247	¥92,900	¥36,616	¥54,957	¥17,978	¥361,698	¥-	¥361,698
Intersegment	532	63	2,770	122	2,331	5,818	(5,818)	-
Total	159,779	92,963	39,386	55,079	20,309	367,516	(5,818)	361,698
Operating expenses	134,057	89,294	34,281	49,118	18,596	325,346	(3,192)	322,154
Operating income	¥25,722	¥3,669	¥5,105	¥5,961	¥1,713	¥42,170	(¥2,626)	¥39,544

	Yen in millions
	Six months ended September 30, 2010
	Small precision motors	General motors	Machinery	Electronic and Optical components	Other	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥171,182	¥48,105	¥38,021	¥62,045	¥16,962	¥336,315	¥-	¥336,315
Intersegment	596	395	4,467	396	2,480	8,334	(8,334)	-
Total	171,778	48,500	42,488	62,441	19,442	344,649	(8,334)	336,315
Operating expenses	136,775	47,569	36,212	52,752	16,835	290,143	(5,663)	284,480
Operating income	¥35,003	¥931	¥6,276	¥9,689	¥2,607	¥54,506	(¥2,671)	￥51,835

	Yen in millions
	Three months ended September 30, 2011
	Small precision motors	General motors	Machinery	Electronic and Optical components	Other	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥83,325	¥44,191	¥17,526	¥27,692	¥9,891	¥182,625	¥-	¥182,625
Intersegment	287	35	1,527	65	1,138	3,052	(3,052)	-
Total	83,612	44,226	19,053	27,757	11,029	185,677	(3,052)	182,625
Operating expenses	69,904	42,773	16,840	24,640	9,698	163,855	(1,552)	162,303
Operating income	¥13,708	¥1,453	¥2,213	¥3,117	¥1,331	¥21,822	(¥1,500)	¥20,322

	Yen in millions
	Three months ended September 30, 2010
	Small precision motors	General motors	Machinery	Electronic and Optical components	Other	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥83,495	¥23,345	¥20,800	¥31,699	¥8,210	¥167,549	¥-	¥167,549
Intersegment	276	200	2,044	290	1,313	4,123	(4,123)	-
Total	83,771	23,545	22,844	31,989	9,523	171,672	(4,123)	167,549
Operating expenses	67,297	23,206	19,415	26,964	8,372	145,254	(2,425)	142,829
Operating income	¥16,474	¥339	¥3,429	¥5,025	¥1,151	¥26,418	(¥1,698)	¥24,720

Notes:

1. Product categories are classified based on similarities in product type, product attributes, and production and sales methods.

2. Major products of each product category:

(1) Small precision motors: Small precision DC motors (including spindle motors for HDDs), small precision fans, brush motors, vibration motors

(2) General motors: Motors for home appliances and industrial use, and automobiles

(3) Machinery: Power transmission drives, precision equipment, factory automation-related equipment

(4) Electronic and Optical components: Electronic components, optical components

(5) Other: Automobile components, pivot assemblies, other components, service etc

3. The product category has been changed from "Mid-size motors" to "General motors" which includes both Mid-size motors and Large-size motors, because our motor product line has been expanded to include large industrial motors with the completion of the acquisition of Emerson Electric Co.'s motors and controls business on September 30,

2010.

(2) Sales by Geographic Segment (unaudited)

	Yen in millions
	Six months ended September 30				Increase or decrease
	2011		2010
	Amount	%	Amount	%	Amount	%
Japan	¥148,024	40.9	¥154,650	46.0	(¥6,626)	(4.3)
U.S.A	39,818	11.0	7,855	2.3	31,963	406.9
Singapore	10,689	3.0	16,587	4.9	(5,898)	(35.6)
Thailand	49,601	13.7	53,221	15.8	(3,620)	(6.8)
Philippines	7,719	2.1	5,526	1.7	2,193	39.7
China	73,557	20.4	73,540	21.9	17	0.0
Others	32,290	8.9	24,936	7.4	7,354	29.5
Total	¥361,698	100.0	¥336,315	100.0	¥25,383	7.5

	Yen in millions
	Three months ended September 30				Increase or decrease
	2011		2010
	Amount	%	Amount	%	Amount	%
Japan	¥75,595	41.4	¥79,186	47.3	(¥3,591)	(4.5)
U.S.A	18,110	9.9	3,918	2.3	14,192	362.2
Singapore	5,756	3.2	7,692	4.6	(1,936)	(25.2)
Thailand	25,100	13.7	26,368	15.7	(1,268)	(4.8)
Philippines	4,021	2.2	2,987	1.8	1,034	34.6
China	38,231	20.9	35,225	21.0	3,006	8.5
Others	15,812	8.7	12,173	7.3	3,639	29.9
Total	¥182,625	100.0	¥167,549	100.0	¥15,076	9.0

Note: The sales are classified by domicile of the seller and the figures exclude intra-segment transactions.

(3) Sales by Region (unaudited)

	Yen in millions
	Six months ended September 30				Increase or decrease
	2011		2010
	Amount	%	Amount	%	Amount	%
North America	¥41,325	11.4	¥11,532	3.4	¥29,793	258.4
Asia	195,203	54.0	207,047	61.6	(11,844)	(5.7)
Europe	29,470	8.2	24,036	7.2	5,434	22.6
Others	5,215	1.4	1,792	0.5	3,423	191.0
Overseas sales total	271,213	75.0	244,407	72.7	26,806	11.0
Japan	90,485	25.0	91,908	27.3	(1,423)	(1.5)
Consolidated total	¥361,698	100.0	¥336,315	100.0	¥25,383	7.5

	Yen in millions
	Three months ended September 30				Increase or decrease
	2011		2010
	Amount	%	Amount	%	Amount	%
North America	¥18,575	10.2	¥5,574	3.3	¥13,001	233.2
Asia	99,437	54.4	103,650	61.9	(4,213)	(4.1)
Europe	14,550	8.0	11,693	7.0	2,857	24.4
Others	2,832	1.5	685	0.4	2,147	313.4
Overseas sales total	135,394	74.1	121,602	72.6	13,792	11.3
Japan	47,231	25.9	45,947	27.4	1,284	2.8
Consolidated total	¥182,625	100.0	¥167,549	100.0	¥15,076	9.0

Note: The sales are classified by domicile of the buyer, and the figures exclude intra-segment transactions.

5. Other information (unaudited)

(1) Summary of Consolidated Financial Performance

	Yen in millions (except for per share amounts)
	Six months ended September 30		Increase or decrease	Three months ended September 30		Increase or decrease	Year ended March 31
	2011	2010		2011	2010		2011

Net sales	¥361,698	¥336,315	7.5%	¥182,625	¥167,549	9.0%
Operating income	39,544	51,835	(23.7%)	20,322	24,720	(17.8%)
Ratio of operating income to net sales	10.9%	15.4%		11.1%	14.8%
Income from continuing operations before income taxes	33,223	41,609	(20.2%)	15,652	20,504	(23.7%)
Ratio of income from continuing operations before income taxes to net sales	9.2%	12.4%		8.6%	12.2%
Net income attributable to Nidec Corporation	22,529	27,014	(16.6%)	10,319	13,231	(22.0%)
Ratio of net income attributable to Nidec Corporation to net sales	6.2%	8.0%		5.7%	7.9%
Net income attributable to Nidec Corporation stockholders per share-basic	¥163.08	¥193.94		¥74.86	¥95.00
Net income attributable to Nidec Corporation stockholders per share-diluted	¥152.49	¥193.22		¥69.98	¥94.29

Total assets	¥750,001	¥739,804					¥748,205
Nidec Corporation shareholders’ equity	338,337	344,184					355,250
Nidec Corporation shareholders’ equity to total assets	45.1%	46.5%					47.5%
Nidec Corporation shareholders’ equity per share	¥2,468.70	¥2,470.98					¥2,565.32

Net cash provided by operating activities	¥28,578	¥34,487					¥83,084
Net cash used in investing activities	(16,669)	(81,325)					(106,942)
Net cash provided by financing activities	3,060	18,969					3,764
Cash and cash equivalents at end of period	¥101,661	¥87,792					¥94,321

Note: Some items colored in the above table are omitted, because we also omit them in the report in Japanese language.

(2) Scope of Consolidation and Application of Equity Method

Number of consolidated subsidiaries:	169
Number of affiliated companies accounted for under the equity method:	2

(3) Change in Scope of Consolidation and Application of Equity Method

	Change from March 31, 2011	Change from September 30, 2010
Number of companies newly consolidated:	13	22
Number of companies excluded from consolidation:	2	8
Number of companies newly accounted for by the equity method:	-	1
Number of companies excluded from accounting by the equity method:	-	-